Exhibit 99.1

Canadian Zinc Announces Public Equity Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CZN-TSX
CZICF-OTCQB

VANCOUVER, June 15, 2016 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the "Company" or "Canadian Zinc") is pleased to announce that it has filed a preliminary short form prospectus in connection with an overnight marketed public offering (the "Offering") of common shares (the "Common Shares") and flow-through common shares (the "Flow-Through Shares") of the Company (collectively, the "Offered Securities"). The Offering will be conducted through a syndicate of underwriters led by Paradigm Capital Inc. and Canaccord Genuity Corp. and including Dundee Securities Ltd. (collectively, the "Underwriters"). The pricing and number of Offered Securities will be determined in the course of marketing.

The Company will also grant the Underwriters an over-allotment option to purchase at the offering price up to that number of additional Common Shares and Flow-Through Shares equal to 15% of the Offered Securities sold pursuant to the Offering, exercisable at any time up to 30 days after the closing date of the Offering.

The net proceeds from the sale of Common Shares will be used to fund definitive feasibility and development programs for the Prairie Creek Project, exploration programs at both the Prairie Creek Project and the Company's Newfoundland properties as well as for general working capital purposes.

The gross proceeds from the sale of Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses and flow-through mining expenditures, as defined under the Income Tax Act (Canada), that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2016. The funds are intended to be used to fund exploration programs on the Prairie Creek Project and the Company's Newfoundland properties.

The Offering is scheduled to close on or about July 7, 2016, and is subject to receipt of all necessary regulatory approvals, including, but not limited to, the approval of the Toronto Stock Exchange (the "TSX"). Until such time as an underwriting agreement is entered into, the Underwriters are under no obligation to underwrite, sell or purchase any securities of the Company or to enter into any such transaction.  The Offering is being made pursuant to a short form prospectus filed in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick. The Offered Securities will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland.

The Prairie Creek Mine contains a partially developed infrastructure including a 1,000 tonne per day flotation mill, workshops, accommodations, and support facilities. The Company holds a Type "A" Water Licence which, along with previously issued permits and licences, permits the operation of a mine at Prairie Creek. A positive updated Preliminary Feasibility Study was completed in March 2016. The Company also continues the Environmental Assessment process as part of its application to upgrade the access road into the Prairie Creek Mine for use on an all season basis.

Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits. These include the South Tally Pond project (Lemarchant deposit); Tulks South project (Boomerang-Domino and Tulks East deposits) and Long Lake project (Long Lake deposit). The Company's exploration strategy in central Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Cautionary Statement – Forward-Looking Information:

Certain disclosure in this release, including statements regarding the completion and terms of the proposed Offering and the use of proceeds therefrom constitute "forward-looking information" within the meaning of Canadian securities legislation. In making the forward-looking statements in this release, the Company has applied certain factors and assumptions that the Company believes are reasonable, including that the Company is able to settle the terms of the Offering, satisfy conditions of the Offering and obtain the required regulatory approvals of the Offering. However, the forward-looking statements in this release are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such uncertainties and risks include, among others, inability to settle the terms of the Offering or satisfy conditions of the Offering and delays in obtaining or inability to obtain required regulatory approvals. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

This press release has been reviewed and approved by Alan Taylor, P.Geo., COO & VP Exploration and director of Canadian Zinc who is a Non-Independent QP under NI 43-101

SOURCE Canadian Zinc Corporation

%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive Officer, (416) 362-6686, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, 220 Bay Street, 12th Floor, Toronto, ON M5J 2W4; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 18:30e 16-JUN-16